This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

The 120th Annual General Meeting of Shareholders

Out of the Documents Describing the Electronic Provision Measures Matters, Matters not Described in the Documents for Delivery in Accordance With Document Delivery Requests Pursuant to Laws/Regulations and the Articles of Incorporation (Matters Omitted from Documents for Delivery)

(1) Stocks Acquisition Rights

(2) The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

(3) Notes to the Consolidated Financial Statements

(4) Notes to the Financial Statements

With regard to the matters above, pursuant to laws/regulations and the provisions of Article 25 of the Company's Articles of Incorporation, they are omitted from the document (Documents Describing the Electronic Provision Measures Matters) that will be delivered to shareholders from whom a request for document delivery has been received.

Nomura Holdings, Inc.

Stocks Acquisition Rights

1. Stock Acquisition Rights as of the end of the fiscal year

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.71	June 7, 2016	1,853	185,300	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.76	June 9, 2017	1,519	151,900	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.77	June 9, 2017	5,536	553,600	From April 20, 2020 to April 19, 2025	1
Stock Acquisition Rights No.78	June 9, 2017	1,428	142,800	From April 20, 2021 to April 19, 2026	1
Stock Acquisition Rights No.79	June 9, 2017	1,777	177,700	From April 20, 2022 to April 19, 2027	1
Stock Acquisition Rights No.80	June 9, 2017	470	47,000	From April 20, 2023 to April 19, 2028	1
Stock Acquisition Rights No.81	June 9, 2017	1,321	132,100	From April 20, 2024 to April 19, 2029	1
Stock Acquisition Rights No.84	November 17, 2017	18,052	1,805,200	From November 17, 2019 to November 16, 2024	684
Stock Acquisition Rights No.85	November 20, 2018	17,282	1,728,200	From November 20, 2020 to November 19, 2025	573

(Notes)

1. Stock acquisition rights are issued in conjunction with the Company's equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2. Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3. No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4. Number of stock acquisition rights and number of shares under stock acquisition rights are as of the end of the fiscal year.

5. Stock Acquisition Rights No.1 to No.70, No.72 to No.75, No.82 and No.83 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2. Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)	
	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.77	790	4
Stock Acquisition Rights No.78	28	1
Stock Acquisition Rights No.79	28	1
Stock Acquisition Rights No.80	28	1
Stock Acquisition Rights No.81	28	1

(Notes)

1. Number of stock acquisition rights is as of the end of the fiscal year.

2. No stock acquisition rights have been issued to Outside Directors.

3. Other Significant Matters

On May 16, 2024, the Company passed a resolution to grant Restricted Stock Unit ("RSU") to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc.

Number of Granted RSU	Number of Shares of Common Stock under the RSU
49,784,400	49,784,400

On May 16, 2024, the Company passed a resolution to grant Performance Share Unit ("PSU") to executive officers of the Company.

Base number of shares	Shares when applying a payout rate of 150%
782,100	1,173,200

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities is set forth below. In addition, the summary of the implementation status of the structure during this fiscal year is described in the broken line frame for each item.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the "Internal Controls System") to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Nomura Group Code of Conduct, guidelines that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

< I. Matters Concerning the Audit Committee >

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1. Directors and Employees that will provide Support with respect to the Duties
(1) The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the "Audit Mission Director." The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director's duties in accordance with the Audit Committee's instructions.

(2) The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

> [Summary of Implementation Status of the Structure indicated above]
> The Company has set up the Office of Non-Executive Directors and Audit Committee as a unit dedicated to assisting with the duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2. Audit System within the Nomura Group
(1) The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2) The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status of the Structure indicated above]

Meetings of the Audit Committee of the Company and the Audit and Supervisory Committee of Nomura Securities, its major subsidiary, are held jointly as necessary. The Chairman of the Audit Committee of the Company concurrently serves as the Chairman of the Audit and Supervisory Committee of Nomura Securities. Further, additional efforts are being made to coordinate closely by having persons such as full-time Audit Committee Members of the Company and Audit Mission Directors of Nomura Securities concurrently serve as Company Auditors, Audit Committee Members and Audit and Supervisory Committee Members of subsidiaries in Japan and overseas. Additionally, the Audit Committees have been sharing information regarding audit issues and problem awareness with the Audit and Supervisory Committee members of Nomura Securities, Nomura Asset Management, and Nomura Trust and Banking, as well as with the Chairpersons of the Audit Committees established at the holding companies that supervise each of the 3 overseas regions (Europe, the Americas, and Asia) at the Nomura Group, with a view to strengthening global and group-wide collaboration.

3. Structures Ensuring the Effectiveness of the Audit

(1) Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2) The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3) A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4) The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

[Summary of Implementation Status of the Structure indicated above]

Audit Committee Members designated by the Audit Committee have participated in or attended important meetings such as meetings of the Executive Management Board and the Internal Controls Committee as well as Board Risk Committee managing important risks as an organization independent from execution functions.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, Audit Committee Members share the awareness of audit problems and exchange of opinions with Ernst & Young ShinNihon LLC by, for example, holding regular meetings with Ernst & Young ShinNihon LLC and seeking the opinions as necessary.

The Audit Committee conducted on-site inspections and hearings using telephone conferences or internet meetings, as necessary, either directly or through the Audit Mission Directors of Nomura Securities, at departments of the Company, the branches or departments of Nomura Securities, as well as at other subsidiaries.

The results of these activities have been reported to the Audit Committee. Moreover, the Audit Committee, by entering into an advisory services agreement with an external lawyer, has established a structure whereby expert opinions can be sought from the lawyer as needed, and has taken legal advices from the lawyer whenever necessary.

4. Internal Audit Structure

(1) Executive Officers shall install an officer and a department in charge of internal audit, and through internal audit activities, shall maintain a structure that ensures the effectiveness and adequacy of internal controls across the entire business of the Nomura Group.

(2) The Company shall obtain the approval of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget relating to internal audit, and shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding the election and dismissal of the Head of the Internal Audit Division.

(3) The Audit Committee shall coordinate with the Internal Audit Division by hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

> [Summary of Implementation Status of the Structure indicated above]
>
> To secure the validity and suitability of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution and carry out activities such as the provision of advice and recommendations for business improvement.
>
> The proposed annual internal audit plan (including its changes) and budget are approved by the Audit Committee or its designated member and also the progress and result of internal audits are reported to the Audit Committee.
>
> In addition, the Audit Committee has the Senior Managing Director in charge of Group Internal Audit participate in committee meetings, is coordinating with the Internal Audit Division by, for example, receiving reports, as necessary, directly from the Senior Managing Director in charge of Group Internal Audit regarding matters such as the maintenance/operational status of the internal control structure and the implementation status of internal audits and requesting that the Senior Managing Director in charge of Group Internal Audit formulate internal audit plans given key audit points to be confirmed.
>
> Furthermore, Chairman of Audit Committee and full-time Audit Committee Member hold regular meetings with the Accounting Auditor and Senior Managing Director in charge of Group Internal Audit to share awareness of audit problems and exchange opinions, thereby enhancing Nomura Group's audit activities.

< II. Matters Concerning the Executive Officers >
1. Compliance and Conduct Risk Management Structure
(1) Thorough Compliance with the Nomura Group Code of Conduct
Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Conduct. At the same time, Executive Officers shall ensure that the permeation of the Nomura Group Code of Conduct is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2) Establishment and Maintenance of the Compliance and Conduct Risk Management Structure
Executive Officers shall strive to maintain the Nomura Group's compliance and conduct risk management structure through, among other means, the maintenance of compliance and conduct risk management-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3) Compliance Hotline
(a) Executive Officers shall put into place a "Compliance Hotline" as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.
(b) Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4) Maintenance of Structures concerning Financial Crimes, etc.
The Nomura Group shall implement money laundering and terrorist financing countermeasures, prevent bribery, and shall not carry out any transaction with anti-social forces or groups and transactions with those subject to economic sanctions which are prohibited by laws, etc. in other nations. Executive Officers shall maintain structures that are necessary for this purpose.

[Summary of Implementation Status of the Structure indicated above]

Nomura Group established the "Nomura Group Code of Conduct", and every year, the officers and employees of the Nomura Group have pledged to observe the "Nomura Group Code of Conduct". On the "Nomura Founding Principles and Corporate Ethics Day" held every August, all officers and employees have reaffirmed the lessons learned from the past incidents and have renewed our determination to prevent similar incidents from recurring in the future and further improve public trust through discussion on proper conduct and commitment to comply with the "Nomura Group Code of Conduct".

Nomura Group has established the "Nomura Group Conduct Program" as a framework for management and the Nomura Group Conduct Committee as a forum for discussion and deliberation on the promotion of the Code of Conduct, compliance and conduct risk management. We have also established the "Nomura Group Conduct Risk Management Policy" and "Group Compliance Risk Management Policy", and we are developing an effective system based on the concept of three-lines defense by defining clear roles of the first, second and third lines. Senior Conduct Officers have been assigned to each division on the first line to manage conduct risk in accordance with each division's situation. In compliance division as the second line, we have appointed a Chief Compliance Officer in charge of establishing and maintaining the effectiveness of Nomura Group's compliance system and also appointed a Compliance officer at each Group company and in each overseas region. The Chief Compliance Officer, through giving instructions to Group Compliance Dept., works with the compliance officers at each Group company and overseas regions to strengthen the internal control system for global business development and to establish and maintain the compliance system at each Group company including overseas regions.

The Nomura Group Compliance Hotline has been established to disclose wrongdoing directly to designated recipients. There are multiple ways to disclose and anonymous disclosure is acceptable. The disclosure will be treated as strictly confidential. In order to ensure anonymity, it is possible to disclose through an external vendor system.

The core principal of Nomura's Group Code of Conduct is to prevent money laundering and terrorist financing, bribery and corruption, and transactions with anti-social forces with a strong risk management framework.

As a global policy on anti-money laundering and combating the financing of terrorism (AML/CFT), we have established the "Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy", which stipulates the principles and standards to be observed across regions and group entities.

In the Nomura Group, Group AML/CFT Head is appointed with responsibility for establishing and maintaining AML/CFT framework. Financial Crime Dept. is in charge of assisting the Group AML/CFT Head, and AML Compliance Officer in each group entity with responsibility for overseeing AML/CFT framework in the group entities.

In addition, the Nomura Group has established the "Nomura Group Anti-Bribery and Anti-Corruption (ABC) Policy" as a global policy concerning the prevention of bribery and corruption. The Chief Compliance Officer is responsible for the establishment of ABC framework with the assistance of Financial Crime Dept.

2. Risk Management Structure

(1) Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group's business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2) Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3) Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Risk Management Committee. The Group Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4) Executive Officers shall report important matters concerning risk management to the Board Risk Committee regularly and in a timely manner and obtain consent of the Board Risk Committee on certain matters.

(5) Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

> [Summary of Implementation Status of the Structure indicated above]
>
> At the Nomura Group, the type and level of risk for the purpose of achieving the objection of management strategy and business plans is set forth as the Risk Appetite.
>
> To prescribe the basic principles, framework, and governance concerning risk management, with the purpose of contributing to securing appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and the various risks relating to business execution are identified, evaluated, monitored, and managed.
>
> As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.
>
> In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulations. In accordance with such regulations, each company of the Nomura Group has appointed Crisis Management Officers and discusses crisis management measures based on the fundamental policies of crisis management adopted by each company. Also, by establishing the Group Crisis Management Committee, the Company has established a global crisis management structure, which includes business continuity measures in case of an emergency. The content of resolutions adopted by the Committee is reported to the Executive Management Board.

3. Reporting Structure in Relation to Execution of Duties

(1) Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2) Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:
(a) The implementation status of internal audits, internal audit results, and remediation status;
(b) The maintenance and operational status of the compliance and conduct risk management structure;
(c) Risk management status;

(d) The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and
(e) The operational status of the Compliance Hotline and details of the reports received.

(3) In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person's duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4) In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to a member of Audit Committee or Audit Mission Director. Moreover, in the event that the person who becomes aware of such a matter is an Executive Officer or Senior Managing Director, a report must be made simultaneously to the Executive Management Board or the Nomura Group Conduct Committee. The Executive Management Board or the Nomura Group Conduct Committee will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.
(a) Any material violation of law or regulation or other important matter concerning compliance and conduct.
(b) Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.
(c) Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5) In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an Audit Committee Member or Audit Mission Director.

(6) To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

[Summary of Implementation Status of the Structure indicated above]
Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group's financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors, and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.
The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company's designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found.
Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.

4. Structure for Ensuring the Effectiveness of the Execution of Duties

(1) Executive Officers shall determine the Nomura Group's management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2) Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3) Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4) The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

[Summary of Implementation Status of the Structure indicated above]

Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure with regard to the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.

Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of particularly important business matters, bodies such as the Executive Management Board and the Group Risk Management Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body at least once every three months. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

5. Structure for Retention and Maintenance of Information

(1) Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2) Executive Officers shall maintain a structure to protect the Nomura Group's non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status of the Structure indicated above]

At the Company, material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations, internal rules and related contracts, etc., and are maintained in a condition in which they are available for inspection if necessary.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws, and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group's non-public information, promotion of fair, timely, and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group's Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement to deliberate and determine on our disclosure policies and related matters.

6. Internal Controls Committee

The Company shall, for the purpose of facilitating the healthy and efficient management of business activities, install the Internal Controls Committee, whose members shall consist of a representative of the executives, a member of the Audit Committee designated by the Audit Committee and a director designated by the Board of Directors, to deliberate on important matters in regard to areas such as internal controls, audit activities and risk management relating to the Nomura Group's business.

[Summary of Implementation Status of the Structure indicated above]

The Internal Controls Committee has been attended by Executive Officers and Senior Managing Directors, including the President and Representative Executive Officer and the Deputy President and Representative Executive Officer, the chairman of the Audit Committee as the audit committee member elected by the Audit Committee, and a full-time audit committee member as a director elected by the Board of Directors.

The Internal Controls Committee has deliberated on a wide range of important matters concerning the strengthening and enhancement of internal controls system from the perspectives of improvement of corporate behavior throughout the Nomura Group, ensuring management transparency and efficiency, compliance with laws and regulations, risk management, ensuring the reliability of business and financial reporting, and promoting timely and appropriate information disclosure. In this fiscal year, the Internal Controls Committee deliberated on matters such as responses to operational resilience (which refers to the ability to continue to provide critical services at a minimum level that should be maintained in the event of a system failure, cyberattacks or natural disaster), revision of the quarterly disclosure system and its impact on the Company and the response to it.

The Internal Controls Committee has received reporting on the recognition of issues based on the implementation of internal audits from Internal Audit, which is independent from the execution of operations, as necessary, and has reported on deliberations to the Board of Directors on a regular basis.

< III. The Nomura Group's Internal Controls System >

(1) Executive Officers shall secure the appropriateness of the Nomura Group's business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2) Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

[Summary of Implementation Status of the Structure indicated above]

The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company's actual conditions. In addition, the Company, including for significant subsidiaries, identifies and understands the risks related to financial reporting, and based on such understanding, establishes and maintains internal controls over financial reporting. Concerning the status of such establishment and maintenance, the Company receives an evaluation from the internal audit division and an audit and evaluation by the accounting firm.

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1. Basis of presentation

Nomura Holdings, Inc. (the "Company")'s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

2. Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as "Nomura"). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification ("ASC") 810 "*Consolidation*", Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in *Other Assets – Investments in and advances to affiliated companies*. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 "*Financial Instruments*" and they are carried at fair value and are reported in *Trading assets*, *Private equity and debt investments*, or *Other assets - Other*. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 39.6%, and reports the investments and associated unrealized gains and losses within *Other assets – Other* and *Revenue – Other*, respectively.

Also, investment companies within the scope of ASC 946 "*Financial Services – Investment Companies*" carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation. Equity and debt investments held by Nomura's investment company subsidiaries are reported within *Private equity and debt investments*.

[Significant Accounting Policies]

3. Basis and methods of valuation for securities, derivatives and others

(1) Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2) Private equity and debt investments

Private equity and debt investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3) Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in *Other assets – Investments in equity securities* and *Other assets – Other*, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income.

(4) Non trading debt securities

Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4. Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5. Long-lived assets

ASC 360 "*Property, Plant, and Equipment*" ("ASC 360") provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6. Goodwill and intangible assets

In accordance with ASC 350 "*Intangibles–Goodwill and Other*", goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7. Basis of allowances
(1) Allowance for current expected credit losses

Management establishes an allowance for current expected credit losses on financing receivables not carried at fair value in accordance with ASC 326 "*Financial Instruments—Credit Losses*" ("ASC 326"). Current expected credit losses are calculated over the expected life of the financial financing receivables on an individual or a portfolio basis, considering all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses. The methodology used by Nomura to determine current expected credit losses primarily depends on the nature of the financial instrument, whether certain practical expedients permitted by ASC 326 are applied by Nomura and whether expected credit losses arising from the financing receivables are significant.

(2) Accrued pension and severance costs

In accordance with ASC 715 "*Compensation–Retirement Benefits*", the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees' retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8. Hedging activities and derivatives used for non-trading purposes

Nomura's principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt instruments and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value or net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as *Interest expense* or reported within *Change in cumulative translation adjustments*.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others. Additionally, certain trading liabilities are held to manage the price risk of investments in equity securities held for operating purposes.

9. Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are reported within *Accumulated other comprehensive income (loss)*. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10. The Company and its wholly-owned domestic subsidiaries adopt the Group Tax Sharing System.

11. Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2023, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-02 *"Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures"*	• Eliminates specific recognition and measurement guidance for troubled debt restructurings ("TDRs"). Single guidance to be applied to all modifications when determining whether a modification results in a new receivable or a continuation of an existing receivable. • Requires to use a discounted cash flow ("DCF") or reconcilable method for measurement of current expected credit losses for modified receivables is removed; where a DCF method is used for the measurement, an effective interest rate (EIR) derived from the modified contractual terms should be applied. • Enhances disclosures by creditors for modifications of receivables from debtors experiencing financial difficulty in the form of principal forgiveness, an interest rate reduction, other-than-insignificant payment delay or term extension. • Augments the current requirements for public business entity creditors to disclose current-period gross write-offs by year of origination (i.e., the vintage year) for financing receivables and net investments in leases.	Nomura has adopted the amendments prospectively from April 1, 2023.	No material financial impact on initial adoption and since adoption.

Voluntary change in accounting policy which Nomura will adopt from April 1, 2024

Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by ASC 940 *"Financial Services - Brokers and Dealers"* ("ASC 940") is applied to the Company and its consolidated subsidiaries. For years ended March 31, 2024 and prior, ASC 940 was applied on a consolidated basis to all entities included within the consolidated financial statements of Nomura. Effective from April 1, 2024, the Company and consolidated subsidiaries that are not registered as a broker-dealer ("non-BD entities") no longer apply ASC 940.

This accounting policy change is primarily due to a planned expansion of Nomura's banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity ("HTM") or available for sale ("AFS") as defined in ASC 320 *"Investments - Debt Securities"*. Non-trading debt securities classified as HTM are securities that a non-BD entity has both the ability and the intent to hold until maturity and are carried at amortized cost while non-trading debt securities classified as AFS will be carried at fair value with changes in fair value reported in the consolidated balance sheets, net of applicable income taxes within *Accumulated other comprehensive income (loss)*, a component of NHI shareholders' equity.

As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.

As part of this accounting policy change, existing loans for trading purposes and non-trading debt securities held by non-BD entities will be have been elected for the fair value option on April 1, 2024 and therefore will continue to be measured at fair value through earnings. A similar election will be made for subsequent originations or purchases of loans held for trading purposes. Such loans will continue to be reported in *Trading Assets* in the consolidated balance sheet with changes in fair value reported in the consolidated statements of income within *Revenue – Net gain on trading*.

Following the accounting policy change, fair value changes of non-trading debt securities newly acquired on or after April 1, 2024 and classified as HTM or AFS by non-BD entities will not be recognized through earnings, unless an impairment loss is recognized

[Note to Revenue Recognition]
  12. Revenue from services provided to customers
  Revenues by types of service
    The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura's consolidated statement of income.

	Millions of yen
Commissions ……………………………………	¥ 364,095
Fees from investment banking ……………………	173,265
Asset management and portfolio service fees ……	310,154
Other revenue ……………………………………	48,971
Total	¥ 896,485

Commissions in the consolidated statements of income represent revenue principally from trade execution, clearing services and distribution of fund units. *Fees from investment banking* represent revenues from financial advisory, underwriting and distribution. *Asset management and portfolio service fees* represent revenues from asset management services.

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers	• Trade execution and clearing commissions recognized at a point in time, namely trade date. • Distribution fees are recognized at a point in time when the fund units have been sold to third party investors. • Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Financial advisory services	• Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions • Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research • Issuance of fairness opinions • Structuring complex financial instruments for customers	• Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur. • Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time. • Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement. • Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Underwriting and syndication services	• Underwriting of debt, equity and other financial instruments on behalf of customers • Distributing securities on behalf of issuers • Arranging loan financing for customers • Syndicating loan financing on behalf of customers	• Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete. • Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed. • Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Providing custodial and administrative services to customers	• Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed. • Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur. • Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically received every month, three months or six months.

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606 "*Revenue from Contracts with Customers*" ("ASC 606") as of March 31, 2024. The amount of contract assets as of March 31, 2024 was immaterial.

Customer contract receivables	101,668 million yen
Contract liabilities[1]	6,073 million yen

---

(1) Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2023 were recognized as revenue for the year ended March 31, 2024. Nomura recognized ¥3,347 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2024.

Transaction price allocated to the remaining performance obligations is ¥1,135 million. As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2024.

[Notes to the Accounting Estimates]
 13. Critical accounting estimates
   The following table summarizes critical accounting policies, the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions and judgments made by management used to derive those estimates and effect of changes in estimates and assumptions during year.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgements by management	Effect of changes in estimates and assumptions during year ended March 31, 2024
Fair value of financial instruments Note 18 "Financial instruments"	Estimating fair value for financial instruments	A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment. This may affect the amount and timing of realized and unrealized gains or losses recognized in the consolidated statements of income for a particular financial instrument. Selection of appropriate valuation techniques • For financial instruments measured at fair value where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair value of these financial instruments. • For financial instruments where such quoted prices are not available, fair value of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered. Significance of level 3 inputs • Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market based unobservable inputs. • For these instruments, fair value is determined based on management's judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific instruments.	See Note 18 "Financial Instruments" for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

[Notes to the Consolidated Balance Sheet]

14. Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within *Trading assets* and *Private equity and debt investments*.

6,892,311 million yen

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within *Investments in equity securities*.

247 million yen

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within *Investments in and advances to affiliated companies*.

6,929 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.

4,085,461 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. [1] [2]

2,331,087 million yen

(1) The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.

(2) In addition, Nomura re-pledged ¥20,401 million of securities received as collateral and securities borrowed.

15. Securitizations

Nomura utilizes special purpose entities ("SPEs") to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies ("SPCs") or trust accounts. Nomura's involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 "*Transfers and Servicing*" ("ASC 860"). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura's consolidated balance sheet, with the change in fair value reported within *Revenue-net gain (loss) on trading*. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2024, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of ¥432.4 billion and the associated gain on sale was ¥0.1 billion. For the year ended March 31, 2024, Nomura received debt securities issued by these SPEs with an initial fair value of ¥252.6 billion and cash inflows from third parties on the sale of those debt securities of ¥227.2 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,747.2 billion as of

March 31, 2024. Those transferred financial assets are substantially government, agency and municipal securities. Nomura's retained interests were ¥160.0 billion as of March 31, 2024, and Nomura received cash flows of ¥23.4 billion for the year ended March 31, 2024 from the SPEs on such retained interests held in the SPEs. Nomura does not provide financial support to SPEs beyond its contractual obligations.

16. Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 "*Contingencies*" ("ASC 450"), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2024, the total liability of ¥21,177 million have been recognized and reported within the consolidated balance sheets within *Other liabilities* in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company's financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 16, 2024, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥37 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

Claims for reimbursement of tax credits paid on dividends on Italian shares have been made by the tax authorities in Pescara, Italy alleging breaches of the U.K.-Italy Double Taxation Treaty of 1998 against IBJ Nomura Financial Products (UK) PLC ("IBJN") a group company which has been in members' voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that an amount of approximately EUR 38 million (comprised of tax credit refunds plus accrued interest), plus further interest, was payable by IBJN to the Italian tax authorities. IBJN elected to apply for a tax amnesty regime set out under the 2023 Italian budget law which allows taxpayers to settle certain pending claims by paying only the principal amount. In October 2023, IBJN paid the principal amount under the amnesty regime, and as a result accrued interest and collecting fees were waived.

In October 2010 and June 2012, two actions were brought against Nomura International plc ("NIP"), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, "Fairfield Funds"), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) ("BLMIS"). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS ("Madoff Trustee"). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.

Certain of the Company's subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities ("RMBS"). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators ("originators"). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower's credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator's guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions survived motions to dismiss and discovery was completed and Notes of Issue were filed. The Company has been engaged in efforts to resolve the actions outside of Court. Five settlement agreements with the respective Trustees have been finalized and the actions have been dismissed with prejudice. For the remaining two Trusts, settlement agreements with the Trusts have been approved by Certificateholders and are the subject of pending Trust Instruction Proceedings before the Court.

In March 2013, Banca Monte dei Paschi di Siena SpA ("MPS") issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 ("Transactions") and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS's former directors. Related proceedings were brought in the English Courts by NIP and MPS. In September 2015, and with no admission of wrongdoing, NIP entered into a settlement agreement with MPS whereby the Transactions were unwound at a discount and the proceedings were discontinued.

In April 2013, an investigation was commenced by the Public Prosecutor's office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor's office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS's former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS's previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants were permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP appealed the decision to the Milan Court of Appeal. On May 6, 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance judgment and acquitting the two former employees of NIP of all charges. The court also overturned the first instance judgment in respect of NIP and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on NIP. The detailed reasoning for the verdict was made available on October 3, 2022. In November 2022, the Public Prosecutor appealed the decision to the Supreme Court. On October 11, 2023, the Supreme Court declared the Public Prosecutor's appeal inadmissible. The Court of Appeal's judgment of acquittal has therefore become final.

In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds' management company) (collectively referred to as "Alken") was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS's internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken's claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken's appeal. In January 2024, Alken appealed the Court of Appeal's decision to the Italian Supreme Court.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS's internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa ("CONSOB", the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS's former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal's decision to the Italian Supreme Court.

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds ("EGB"). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company's appeal.

NIP and Nomura Securities International, Inc. ("NSI") were named as defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NSI has been dismissed from the action.

Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission ("CFTC") in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

The Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") investigated past activities of several former employees of NSI in respect of residential mortgage-backed securities transactions in the secondary market. In July 2019, NSI entered into a settlement with the SEC concerning its supervision of certain former employees, and the investigation has concluded. In August 2023, NSI entered into a Non-Prosecution Agreement with the DOJ paying a civil monetary penalty of $35 million and making additional restitution to affected customers of approximately $0.8 million resolving its investigation.

In September 2017 and November 2017, Nomura International (Hong Kong) Limited ("NIHK") and Nomura Special Investments Singapore Pte Limited ("NSIS") were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited ("FT") and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, "FT Syndicate Banks"). The FT Syndicate Banks' complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks' allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Bank's claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the "Appellants"), indicating the Appellants' intention to appeal the Taipei District Court decision to the Taiwan High Court. The case is transferred to the Taiwan High Court in February 2024 for appeal. The claim amount for the appeal is approximately $63 million in damages, plus interest.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as "cum/ex" trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited ("NFASI") was served with three commercial suits filed with the Bombay High Court against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were three of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 2.8 billion in damages, plus interest.

In January 2024, NIP received a notice from a Prosecutor of the Court of Auditors in Italy. The notice details the findings of an investigation into an advisory relationship NIP entered into with an Italian counterparty in 2005. It alleges that NIP caused harm to the Italian counterparty and as such damages are payable. A civil claim for damages may be brought by the Prosecutor before the Court of Auditors in due course.

17. Guarantees

In accordance with ASC 460 "*Guarantees*", Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts [1] [2]	613,663,415 million yen
Standby letters of credit and other guarantees [3]	3,561,640 million yen

(1) The carrying value of derivative contracts is ¥11,286,872 million (liability).

(2) The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥20,029,630 million and ¥244,328 million (asset), respectively.

(3) Primarily related to a certain sponsored repo program where Nomura guarantees to a 3rd party clearinghouse the payment of its clients' obligations. Our exposure under this guarantee is minimized through effectively obtaining collaterals whose amount is approximately equal to the maximum potential payout of the guarantee.

[Notes to Financial Instruments]
18. Financial Instruments
The fair value of financial instruments

A significant amount of Nomura's financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within *Trading assets and private equity and debt investments*, *Loans and receivables*, *Collateralized agreements* and *Other assets*. Financial liabilities carried at fair value on a recurring basis are reported within *Trading liabilities*, *Short-term borrowings*, *Payables and deposits*, *Collateralized financing*, *Long-term borrowings* and *Other liabilities*.

In all cases, fair value is determined in accordance with ASC 820 "*Fair Value Measurements and Disclosures*" which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura's trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients' specific financial needs and investors' demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Counterparty credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union and British Government ("EU & U.K."), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura's trading assets related to government, agency and municipal securities. Nomura's exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥618.4 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

	Billions of yen				
	March 31, 2024				
	Japan	U.S.	EU & U.K.	Other	Total[1]
Government, agency and municipalities securities	2,099.6	3,139.4	1,469.6	1,522.9	8,231.5

(1) Other than above, there were ¥247.8 billion of government, agency and municipal securities in *Other asset – Non-trading debt securities* as of March 31, 2024. These securities are primarily Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy ("fair value hierarchy") based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The following table presents information about Nomura's financial instruments measured at fair value on a recurring basis as of March 31, 2024 within the fair value hierarchy.

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting [1]	Balance as of March 31, 2024
	(Billions of yen)				
	March 31, 2024				
Assets:					
Trading assets and private equity and debt investments [2] [3]					
Cash Instruments	8,920.4	8,684.0	470.1		18,074.5
Derivatives	21.8	21,068.0	248.6	(19,814.8)	1,523.6
Loans and receivables [4]	2.1	1,807.8	291.1		2,101.0
Collateralized agreements [5]		454.0	12.4		466.4
Other assets [2]	482.5	261.0	274.1		1,017.6
Total	9,426.8	32,274.8	1,296.3	(19,814.8)	23,183.1
Liabilities:					
Trading Liabilities					
Cash Instruments	8,088.6	854.0	0.9		8,943.5
Derivatives	21.4	20,836.5	255.1	(19,165.9)	1,947.1
Short-term borrowings [6]		628.1	23.0		651.1
Payables and deposits [7]		167.5	15.2		182.7
Collateralized financing [5]		978.2			978.2
Long-term borrowings [6] [8] [9]	21.5	5,627.3	473.8		6,122.6
Other liabilities [10]	283.3	66.2	43.9		393.4
Total	8,414.8	29,157.8	811.9	(19,165.9)	19,218.6

(1) Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2) Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2024, the fair values of these investments which are included in *Trading assets and private equity and debt investments* and *Other assets* were ¥58.7 billion and ¥3.1 billion, respectively.

(3) *Private equity and debt investments* are typically private non-traded financial instruments including ownership or other forms of junior capital (such as mezzanine loan). It includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(4) Includes loans for which the fair value option is elected.

(5) Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(6) Includes structured notes for which the fair value option is elected.

(7) Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(8) Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(9) Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(10) Includes loan commitments for which the fair value option is elected.

<u>Estimated Fair Value</u>

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within *Cash and cash equivalents*, *Time deposits*, *Deposits with stock exchanges and other segregated cash*, *Receivables from customers*, *Receivables from other than customers*, *Securities purchased under agreements to resell* and *Securities borrowed* and financial liabilities reported within *Short-term borrowings*, *Payables to customers*, *Payables to other than customers*, *Deposits received at banks*, *Securities sold under agreements to repurchase*, *Securities loaned* and *Other secured borrowings* in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within *Loans receivable* while financial liabilities primarily include long-term borrowings which are reported within *Long-term borrowings*. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2024, the carrying values of long-term borrowings were ¥12,452.1 billion and the fair values or estimated fair values of long-term borrowings were ¥12,477.6 billion.

<u>Maturities tables of long-term borrowings</u>

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2024 consist of the following:

Year ending March 31	Billions of yen
2025	1,146.5
2026	2,148.3
2027	1,226.0
2028	942.4
2029	1,322.9
2030 and thereafter	5,140.4
Sub-Total	11,926.4
Trading balances of secured borrowings	525.7
Total	12,452.1

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial products that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura's funding but are related to Nomura's trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]
19. Per-Share Data
    Total NHI shareholders' equity per share .... 1,127.72 yen
    Basic net income attributable to NHI shareholders per share .... 54.97 yen

[Other Notes]
  20. Significant Subsequent Events

Restricted Stock Unit and Performance Share Unit

    On May 16, 2024, the Company passed a resolution to grant Restricted Stock Unit ("RSU") to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSU is 49,784,400 units (49,784,400 shares equivalent). RSU is to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSU is granted. The settlement of the RSU will be primarily in treasury stock.

    On May 16, 2024, the Company passed a resolution to grant Performance Share Unit ("PSU") to executive officers of the Company. The base number of shares has been calculated as 782,100 shares, and the number of shares when applying a payout rate of 150% is 1,173,200 shares. PSU is to deliver shares of common stock of the Company to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSU will be primarily in treasury stock.

    Nomura also offers a compensation plan linked to the Company's stock price. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company's stock price for its and subsidiaries' directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

Notes to the Financial Statements

The Company's financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]
1. Basis and methods of valuation for financial instruments
   (1) Other securities
       a. Securities other than shares without market value
          Recorded at market value
             The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as *Net unrealized gain on investments* in Net assets on the balance sheet.

       b. Shares without market value
          Recorded at cost using the moving average method or amortized cost
             With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

   (2) Stocks of subsidiaries and affiliates
          Recorded at cost using the moving average method

2. Basis and method of valuation for derivative transaction
       Accounted for at fair value based on the mark-to-market method

3. Basis and method of valuation for money held in trust
       Accounted for at fair value based on the mark-to-market method

4. Depreciation and amortization
   (1) Depreciation of tangible fixed assets
          Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

   (2) Amortization of intangible assets, investments and others
          Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5. Deferred Assets
   Bond issuance costs
          Bond issuance costs are expensed upon incurred.

6. Translation of assets and liabilities denominated in foreign currencies
       Financial assets and liabilities denominated in foreign currencies are translated into Japanese Yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7. Provisions
   (1) Allowance for doubtful accounts
          To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2) Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

8. Recognition criteria for revenue and expenses

The primary types of service provided to customers are as follows;

For royalty fees for the use of the "Nomura" trademark, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as "Royalty on trademarks" based on revenue of the service recipient.

For revenue from providing outsourcing services, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as "Other operating revenue" on a straight-line basis.

9. Hedging activities

(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2) Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3) Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4) Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

10. Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

[Notes to the Accounting Estimates]

Items which were recorded on the financial statements as accounting estimates for the year ended March 31, 2024 and may have material impact on the financial statements for the next fiscal year are as follows;

Deferred tax assets   84,059 million yen

[Notes to the Balance Sheet]
  1. Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	5,274,209 million yen
Short-term payables	2,389,654 million yen
Long-term receivables	2,247,549 million yen
Long-term payables	1,134,669 million yen

  2. Accumulated depreciation on tangible fixed assets ....   44,449 million yen

  3. Securities deposited

    The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥9,884 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

  4. Bonds include ¥414,500 million of subordinated bonds.

  5. Balance of guaranteed obligations [1]

Nomura Global Finance Co.,Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,806,390 million yen
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,254,064 million yen(2)
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	932,013 million yen(3)
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	763,006 million yen
Nomura Global Financial Products Inc.	Derivative transactions	678,354 million yen(3)
Nomura International plc	Derivative transactions	411,451 million yen(3)
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	381,874 million yen
Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	223,936 million yen
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/ Repurchase transactions	159,367 million yen
Other		344,544 million yen(3)

_____

  (1) In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.
  (2) Includes joint guarantee with Nomura International (HongKong) Limited.
  (3) Includes joint guarantee with Nomura Securities Co., Ltd.

  6. Assets pledged

Time deposits	2,944 million yen

[Notes to the Statement of Income]
  1. Transactions with subsidiaries and affiliates

Operating revenue	539,053 million yen
Operating expenses	208,664 million yen
Non-operating transactions	5,183 million yen

[Notes to the Statement of Changes in Net Assets]

1. Shares outstanding

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	3,233,562,601		70,000,000	3,163,562,601

2. Treasury stock

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	229,510,828	80,617,143	117,695,807	192,432,164

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to buying in the stock market .... 80,592,100 shares

Increase related to requests to purchase shares less than full trading units .... 25,043 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights and allotment of RSUs ..... 47,695,273 shares

Reduction related to buying to complete full trading units .... 534 shares

Reduction related to cancellation of own shares .... 70,000,000 shares

3. Stock acquisition rights[1]

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.71	June 7, 2016	Common stock	185,300
Stock Acquisition Rights No.76	June 9, 2017	Common stock	151,900
Stock Acquisition Rights No.77	June 9, 2017	Common stock	553,600
Stock Acquisition Rights No.78	June 9, 2017	Common stock	142,800
Stock Acquisition Rights No.79	June 9, 2017	Common stock	177,700
Stock Acquisition Rights No.80	June 9, 2017	Common stock	47,000
Stock Acquisition Rights No.84	November 17, 2017	Common stock	1,805,200
Stock Acquisition Rights No.85	November 20, 2018	Common stock	1,728,200

(1) Excludes items for which the first day of the exercise period has not arrived.

4. Dividends

(1) Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 26, 2023	Common stock	36,049	12.00	March 31, 2023	June 1, 2023
Board of Directors October 27, 2023 ..	Common stock	24,115	8.00	September 30, 2023	December 1, 2023

(2) Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 26, 2024	Common stock	44,567	15.00	March 31, 2024	June 3, 2024

[Notes to Accounting for Tax Effects]

1. Breakdown of deferred tax assets and liabilities

Deferred tax assets

Loss on devaluation of securities	137,653	million yen
Deferred gain and loss on hedges	65,544	million yen
Loss carry-forward on local tax	7,632	million yen
Loss on devaluation of fixed assets	2,441	million yen
Others	3,139	million yen
Subtotal of deferred tax assets	216,409	million yen
Valuation allowance	(119,315)	million yen
Total of deferred tax assets	97,094	million yen

Deferred tax liabilities

Net unrealized gain on investments	(8,503)	million yen
Derivative	(1,629)	million yen
Deferred gain and loss on hedges	(2,499)	million yen
Others	(404)	million yen
Total of deferred tax liabilities	(13,035)	million yen
Net deferred tax assets	84,059	million yen

2. Accounting treatment for corporate tax, local corporate tax, and the related tax effect

The Company applies the Group Tax Sharing System. In addition, the Company follows the "Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System" (Practical Solution No.42, August 12, 2021) for accounting and disclosures of the corporate tax, local corporate tax, and the related tax effect.

[Notes to Related Party Transactions]
Subsidiaries and affiliates

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2024 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments Loans receivable Borrowings Outsourcing of system solution Concurrent officers	Data processing system usage fees received	97,954	Accrued income	19,699	(1)
				Royalty fees received	45,920	Accrued income	5,179	(2)
				Loans receivable	83,931	Short-term loans	133,000	(3) (4)
				Interest received	6,888	Accrued income	871	
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	470,000	(5)
				Loans receivable	470,000			
				Commitment line establishment fees received	461			
				Pledge of cash collaterals for derivatives	196,408	Guarantee deposits	204,004	(6)
				Data processing system development fees paid	10,036	Accounts payable	929	(7)
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	1,174,457			(8)
				Guarantee fee received	823	Accrued income	772	
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation	1,254,064			(8)
				Guarantee fee received	594	Accrued income	603	
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	3,254,758	Short-term loans	2,936,356	(3)
						Long-term loans receivable from subsidiaries and affiliates	648,932	
				Interest received	128,399	Accrued income	25,433	
Subsidiary	Nomura Securities International, Inc.	(Owned) indirectly 100%	Loans receivable Concurrent officers	Loans receivable	59,724	Short-term loans	151,360	(9)
				Interest received	388	Accrued income	89	
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable Guarantee obligation	Loans receivable	1,419,689	Short-term loans	1,281,476	(3)
						Long-term loans receivable from subsidiaries and affiliates	180,421	
				Interest received	46,455	Accrued income	7,288	
				Guarantee obligation	159,367			(8)
				Guarantee fee received	208	Accrued income	209	
Subsidiary	Nomura America Finance, LLC	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	223,936			(8)
				Guarantee fee received	87	Accrued income	87	
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	381,874			(8)
				Guarantee fee received	179	Accrued income	183	
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,204,823	Short-term borrowings	1,465,600	(10)
				Interest paid	8,955	Accrued expense	1,016	
				Guarantee obligation	932,013			(8)
				Guarantee fee received	511	Accrued income	514	
Subsidiary	Nomura Global Finance Co., Ltd.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,369,021	Short-term borrowings	794,000	(10)
						Long-term borrowings	915,648	
				Interest paid	38,073	Accrued expense	3,251	
				Guarantee obligation	1,806,390			(8)
				Guarantee fee received	751	Accrued income	752	

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2024 (millions of yen)	Notes
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation Concurrent officers	Guarantee obligation	678,354			(8)
				Guarantee fee received	721	Accrued income	700	
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable	Loans receivable	485,013	Long-term loans receivable from subsidiaries and affiliates	508,570	(3)
				Interest received	33,997	Accrued income	2,408	
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	202,460	Short-term loans	159,000	(3) (4)
				Interest received	19,269	Accrued income	1,454	
				Establishment of a commitment line with subordinated terms	400,000	Long-term loans receivable from subsidiaries and affiliates	349,310	(5)
				Loans receivable	301,766			
				Commitment line establishment fees received	138			
Subsidiary	Nomura Asia Pacific Holdings Co., Ltd	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	106,012	Short-term loans	102,100	(3)
				Interest received	821	Accrued income	54	
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	18,746	Short-term loans	123,700	(3)
				Interest received	106	Accrued income	44	
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 19.1% indirectly 3.9%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	34,534			(11)
				Software purchase	9,975	Accounts payable	4,215	

Terms of transactions, policies determining terms of transactions, etc.

(1) Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2) Please see "Significant Accounting Policies" 8. Recognition criteria for revenue and expenses for transaction details.

(3) Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. No collateral is obtained.

(4) Transaction amounts and balance as of March 31, 2024 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (5).

(5) The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit.

(6) Terms and conditions of these transactions were determined in consideration of market conditions. The transaction amounts for guarantee deposit of derivatives indicate average monthly balance. Balance as of March 31, 2024 was included in Current Liabilities, Others on the balance sheet.

(7) Development fees related to data processing systems are determined rationally for each transaction based on the subsidiary's cost.

(8) Please see "Notes to the Balance sheet" for details. The guarantee rates for each transaction are rationally determined in consideration of market rates.

(9) Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. This is the reverse repo transaction which pledged U.S. treasury as collateral.

(10) Interest rates on borrowings are determined rationally in consideration of market interest rates. The transaction amounts for borrowings indicate average monthly balance. No collateral is provided.

(11) Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development, etc.

(12) Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2024 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share .... 855.20 yen

Net income per share .... 30.01 yen

[Notes to Material Subsequent Event]

(Grant of Restricted Stock Units)

On May 16, 2024, the Company passed a resolution to grant Restricted Stock Unit ("RSU") to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSU is 49,784,400 units (49,784,400 shares equivalent). RSU is to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSU is granted. The settlement of the RSU will be primarily in treasury stock.

(Performance Share Unit)

On May 16, 2024, the Company passed a resolution to grant Performance Share Unit ("PSU") to executive officers of the Company. The base number of shares has been calculated as 782,100 shares, and the number of shares when applying a payout rate of 150% is 1,173,200 shares. PSU is to deliver shares of common stock of the Company to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSU will be primarily in treasury stock.